Exhibit 99.1

EMERALD HEALTH THERAPEUTICS, INC.

Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2019 and 2018

(Unaudited)

(Expressed in Canadian Dollars)

EMERALD HEALTH THERAPEUTICS, INC.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Unaudited)

(Expressed in Canadian dollars)

	March 31	December 31
	2019	2018

ASSETS

Current
Cash and cash equivalents	$15,664,718	$36,042,090
Accounts receivable (Note 5)	4,467,563	3,579,271
Biological assets (Note 6)	1,086,713	1,088,528
Inventory (Note 7)	9,993,128	6,772,525
Prepaid expenses	1,474,722	1,326,780
Due from related parties (Note 11)	15,354,413	14,973,749
Total current assets	48,041,257	63,782,943

Plant and equipment (Note 8)	21,780,867	16,965,989
Plant under construction	14,421,659	10,310,229
Deposits on materials and equipment	819,475	981,832
Refundable deposits	2,196,391	2,196,391
Intangible assets (Note 9)	91,242,655	86,612,636
Right of use assets (Note 19)	4,435,998	-
Goodwill	169,323	169,323
Long-term investment	159,795	282,509
Investment in joint venture (Note 10)	56,763,061	25,660,842
Total non-current assets	191,989,224	143,179,751

TOTAL ASSETS	$240,030,481	$206,962,694

LIABILITIES

Current liabilities
Accounts payable and accrued liabilities	$12,224,377	$9,634,464
Current portion of long-term debt	-	2,503,064
Deferred payment	22,308,000	22,226,565
Payable to joint venture (Note 10)	22,500,000	-
Due to related parties (Note 11)	3,936,398	1,806,393
Total current liabilities	60,968,775	36,170,486

Lease liability (Note 19)	4,661,279	-
Deferred income tax liability	293,886	293,886
TOTAL LIABILITIES	$65,923,940	$36,464,372

SHAREHOLDERS' EQUITY
Share capital (Note 12)	207,406,139	204,791,733
Warrants (Note 13)	4,360,000	4,360,000
Contributed surplus	14,242,125	14,202,536
Accumulated deficit	(56,498,572)	(52,855,947)
TOTAL SHAREHOLDERS' EQUITY	169,509,692	170,498,322

Non-controlling interest	4,596,849	-

TOTAL LIABILITIES AND EQUITY	$240,030,481	$206,962,694

Nature and continuance of operations (Note 1)

Events after the reporting period (Note 20)

On behalf of the Board of Directors:

/s/ Avtar Dhillon	/s/ Jim Heppell
Director	Director

The accompanying notes form an integral part of these condensed interim consolidated financial statements

EMERALD HEALTH THERAPEUTICS, INC.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

(Unaudited)

(Expressed in Canadian dollars)

	Three months	Three months
	ended	ended
	March 31	March 31
	2019	2018

Revenue
Sales (Note 17)	$2,609,559	$373,218
Excise taxes	479,679	-
Net revenue	2,129,880	373,218

Cost of sales
Cost of goods sold	2,704,521	305,527
Production costs	877,233	175,646
Depreciation of Health Canada license (Note 9)	919,947	-
Gain on changes in fair value of biological assets (Note 6)	(718,431)	(392,991)
Gross margin	(1,653,390)	285,036

Expenses
General and administrative (Note 18)	4,141,480	2,612,006
Sales and marketing	924,706	285,897
Research and development	927,802	97,544
Depreciation (Note 8 and 9)	248,140	248,549
Share-based payments (Note 12)	2,022,614	1,954,047
	8,264,742	5,198,043

Loss from operations	9,918,132	4,913,007

Share of (income) loss from joint venture (Note 10)	(5,812,219)	301,793
Interest income	(638,310)	(250,064)
Other expenses	58,367	-
Fair value changes in financial assets	122,713	265,361
Deferred income tax recovery	-	(184,677)
NET LOSS AND COMPREHENSIVE LOSS	3,648,683	5,045,420

Net loss and comprehensive loss attributable to:
Emerald Health Therapeutics, Inc.	3,443,532	4,908,318
Non-controlling interest	205,151	137,102
	3,648,683	5,045,420

Net loss per common share
Basic and diluted	$0.03	$0.04

Weighted average number of common
shares outstanding
Basic and diluted	142,861,436	115,185,558

The accompanying notes form an integral part of these condensed interim consolidated financial statements

EMERALD HEALTH THERAPEUTICS, INC.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Unaudited)

(Expressed in Canadian dollars)

	Share Capital		Warrants
							Total	Non-
	# of		# of		Contributed	Accumulated	Shareholders'	Controlling	Total
	Shares	Amount	Warrants	Amount	Surplus	Deficit	Equity	Interest	Equity

Balance, January 1, 2019	141,443,116	$204,791,733	8,411,764	$4,360,000	$14,202,536	$(52,855,947)	$170,498,322	$-	$170,498,322
Adoption of IFRS 16 (Note 3)	-	-	-	-	-	(199,093)	(199,093)	-	(199,093)

Balance, January 1, 2019, as restated	141,443,116	204,791,733	8,411,764	4,360,000	14,202,536	(53,055,040)	170,299,229	-	170,299,229
Shares issued on stock option exercises (Note 12)	1,418,320	2,767,633	-	-	(1,983,025)	-	784,608	-	784,608
Share issuance costs	-	(153,227)	-	-	-	-	(153,227)	-	(153,227)
Share-based payments (Note 12)	-	-	-	-	2,022,614	-	2,022,614	-	2,022,614
Net loss and comprehensive loss	-	-	-	-	-	(3,443,532)	(3,443,532)	4,596,849	1,153,317
Balance, March 31, 2019	142,861,436	207,406,139	8,411,764	4,360,000	14,242,125	(56,498,572)	169,509,692	4,596,849	174,106,541

Balance, December 31, 2017	106,787,226	$77,912,246	9,707,677	$461,772	$5,285,709	$(17,829,369)	$65,830,358	$1,956,834	$67,787,192

Shares issued on stock option exercises (Note 12)	458,523	601,702	-	-	(213,975)	-	387,727	-	387,727
Units issued on prospectus offerings (Note 12)	6,000,000	28,300,000	6,000,000	4,700,000	-	-	33,000,000	-	33,000,000
Share issuance costs	-	(212,269)	-	-	-	-	(212,269)	-	(212,269)
Shares issued on warrant exercises (Note 13)	8,239,863	24,901,302	(8,239,863)	(3,044,679)		-	21,856,623	-	21,856,623
Warrants expired	-	-	(56,050)	(17,093)	17,093	-	-	-	-
Share-based payments (Note 12)	-	-	-	-	1,954,047	-	1,954,047	-	1,954,047
Net loss and comprehensive loss	-	-	-	-	-	(4,908,318)	(4,908,318)	(137,102)	(5,045,420)
Balance, March 31, 2018	121,485,612	$131,502,981	7,411,764	$2,100,000	$7,042,874	$(22,737,687)	$117,908,168	$1,819,732	$119,727,900

The accompanying notes form an integral part of these condensed interim consolidated financial statements

EMERALD HEALTH THERAPEUTICS, INC.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOW

(Unaudited)

(Expressed in Canadian dollars)

	Three months	Three months
	ended	ended
	March 31	March 31
	2019	2018

Operating activities
Net loss	$(3,648,683)	$(5,045,420)
Items not involving cash
Depreciation	1,262,319	248,549
Gain on changes in fair value of biological assets	(718,431)	(392,991)
Fair value changes in financial assets	122,713	265,361
Share-based payments	2,022,614	1,954,047
Share of (income) loss from joint venture	(5,812,219)	301,793
Interest accretion expense	81,435	-
Deferred income tax recovery	-	(184,677)
Changes in non-cash operating working capital
Accounts receivable	(888,290)	(114,651)
Due from related parties	(380,662)	(446,941)
Prepaid expenses	(147,943)	(203,549)
Inventory and biological assets	(866,656)	310,835
Accounts payable and accrued liabilities	(777,289)	61,259
Due to related parties	884,950	(112,037)
Net cash flows used in operating activities	(8,866,142)	(3,358,422)

Investing activities
Investment in joint venture (Note 10)	(2,790,000)	(2,000,000)
Acquisition of asset (Note 4)	(388,647)	-
Deposits on equipment	(96,913)	(2,124,240)
Purchase of plant and equipment	(6,012,661)	(2,613,401)
Purchase of intangible assets	(194,959)	(5,183)
Net cash flows used in investing activities	(9,483,180)	(6,742,824)

Financing activities
Payment of lease liabilities	(68,045)	-
Proceeds from prospectus offering	-	33,000,000
Share issuance costs	(153,227)	(162,734)
Repayment of long term debt	(2,503,064)	-
Stock option exercises	784,608	387,727
Interest paid	(88,322)	-
Warrant exercises	-	21,856,623
Net cash flows provided by (used in) financing activities	(2,028,050)	55,081,616

(Decrease)/increase in cash and cash equivalents	(20,377,372)	44,980,370
Cash and cash equivalents, beginning of year	36,042,090	44,523,145
Cash and cash equivalents, end of period	$15,664,718	$89,503,515

The accompanying notes form an integral part of these condensed interim consolidated financial statements

EMERALD HEALTH THERAPEUTICS, INC.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended March 31, 2019 and 2018

(Unaudited)

(Expressed in Canadian dollars)

1.	NATURE AND CONTINUANCE OF OPERATIONS

Emerald Health Therapeutics Inc. (the "Company"), is classified as a Tier 1 Venture Issuer on the TSXV, with its common shares listed under the trading symbol “EMH.” The Company is also traded on the OTCQX, with its common shares listed under the trading symbol “EMHTF.”

These condensed interim consolidated financial statements have been prepared by management on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. As at March 31, 2019, the Company had not yet achieved profitable operations and had accumulated losses of $56,498,572 (December 31, 2018 - $52,855,947) since its inception. As at March 31, 2019, the Company recognized that current liabilities exceed current assets by $12,927,518, which is substantially the result of the $25,000,000 liability recorded in conjunction with Pure Sunfarms' acquisition of Delta 2 (see Note 10 and 20). Subsequent to March 31, 2019, the Company has raised gross proceeds $10,043,680 of equity financing through its ATM facility (see Note 20). Management continues to closely monitor its cash flows and, as necessary, will seek additional equity and debt financing to offset the working capital deficit. The continuing operations of the Company are dependent upon its ability to continue to raise adequate capital, to commence profitable operations in the future, to satisfy its commitments and to repay its liabilities arising from normal business operations as they become due. Management is aware, in making its assessment, of material uncertainties related to events or conditions that may cast significant doubt upon the Company’s ability to continue as a going concern.

These condensed interim consolidated financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

2.	BASIS OF PRESENTATION

These condensed interim consolidated financial statements do not include all disclosures normally provided in annual financial statements and should be read in conjunction with the Company’s audited financial statements for the year ended December 31, 2018. Accordingly, accounting policies, estimates, and judgements applied are the same as those applied in the Company’s financial statements for the year ended December 31, 2018, unless otherwise indicated. The Company assesses its accounting estimates and judgements every reporting period.

The Company’s interim results are not necessarily indicative of its results for a full year.

a)	Statement of Compliance

These condensed interim consolidated financial statements have been prepared in accordance with IAS 34 - Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”). As a result, these unaudited condensed interim consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the IASB have been condensed with certain disclosures from the Annual Financial Statements omitted. Accordingly, these unaudited condensed interim consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2018.

EMERALD HEALTH THERAPEUTICS, INC.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended March 31, 2019 and 2018

(Unaudited)

(Expressed in Canadian dollars)

The condensed interim consolidated financial statements were authorized for filing by the Board of Directors on May 29, 2019.

b)	Basis of measurement

These condensed interim consolidated financial statements have been prepared on a going concern basis, at historical cost except for certain financial instruments and biological assets, which are measured at fair value.

c)	Basis of consolidation

These condensed interim consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany transactions and balances are eliminated on consolidation. Subsidiaries are all entities over which the Company has control. The Company controls an entity when the Company is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.

The subsidiaries of the Company at March 31, 2019 include the following:

	Ownership Interest	Ownership Interest
	as at March 31	as at December 31
Name of Entity	2019	2018
Emerald Health Therapeutics Canada Inc. (EHTC)	100%	100%
Emerald Health Naturals Inc. (Naturals)	51%	-
Avalite Sciences Inc. (Avalite)	100%	100%
Pure Sunfarms Corp. (Pure Sunfarms)	50%	50%
Verdélite Sciences Inc. (Verdélite)	100%	100%
Verdélite Property Holdings Inc.	100%	100%

d)	Functional and presentation currency

The Company and its subsidiaries’ functional currency is Canadian dollars. All dollar amounts presented are in Canadian dollars unless otherwise specified.

3.	NEW ACCOUNTING PRONOUNCEMENTS

IFRS 16, Leases – replaced the guidance in IAS 17 Leases and established principles for the recognition, measurement, presentation and disclosure of leases, with the objective of ensuring that lessees and lessors provide relevant information that faithfully represents those transactions.

EMERALD HEALTH THERAPEUTICS, INC.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended March 31, 2019 and 2018

(Unaudited)

(Expressed in Canadian dollars)

The Company has applied IFRS 16 with an initial application date of January 1, 2019. The simplified transition approach was applied and as a result, the Company recognized the cumulative effect of initially applying IFRS 16 as an adjustment to the accumulated deficit as at January 1, 2019. The IFRS 16 adjustment as at January 1, 2019, resulted in a debit to the Company’s accumulated deficit of $199,093.

The Company’s lease accounting policy in accordance with IFRS 16 is provided below.

At inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

The right-of-use asset is initially measured at cost and subsequently depreciated using the straight-line method from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term. In addition, the right-of-use asset is subject to impairment assessment and adjusted for certain remeasurements of its associated lease liability.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the Company's incremental borrowing rate or rate implicit in the lease. The lease liability is subsequently measured at amortized cost using the effective interest method. The incremental borrowing rate determined for the Company for the leases in transition is within a range of 6% -8%. The lease liability is subsequently measured at amortized cost using the effective interest method.

The lease liability is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Company's estimate of the amount expected to be payable under a residual value guarantee, or if the Company changes its assessment of whether it will exercise a purchase, extension or termination option. When the lease liability is remeasured, a corresponding adjustment is made to the carrying amount of the right-of-use asset or is recorded in net earnings if the carrying amount of the right-of-use asset is nil.

A lease modification is accounted for as a separate lease if there is an increase in the scope of a lease and a corresponding increase in consideration, such as adding the right to use one or more underlying assets in a contract. Otherwise, a lease modification is considered a remeasurement of the lease liability, as discussed above.

Lease payments that depend on performance measures or usage of the underlying asset are considered variable lease payments, which are expensed as incurred.

The Company has elected not to recognize right-of-use assets and lease liabilities for short-term leases (lease term of 12 months or less) and leases for which the underlying asset is of low value. The Company recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

EMERALD HEALTH THERAPEUTICS, INC.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended March 31, 2019 and 2018

(Unaudited)

(Expressed in Canadian dollars)

Changes to the Company’s critical accounting estimates and judgments due to IFRS 16 are provided below.

The Company’s lease liabilities are measured at the present value of the lease payments discounted using the applicable incremental borrowing rate or rate implicit in the lease. Determining the discount rate (incremental borrowing rate) requires significant judgment and may have a significant quantitative impact on lease liability valuations. Many of the Company’s lease liabilities contain one or several lease extension clauses, and could reasonably be extended beyond the lease extensions outlined in the contract. Determining the length of the lease to be used in the present value calculation of the lease obligation requires significant judgement and may have significant impact on lease liability valuations.

$
Operating Lease commitments at December 31, 2018	10,298,432
Undiscounted operating lease payments at January 1, 2019	10,298,432
Effect of discounting using the incremental borrowing rates at January 1, 2019	(5,569,108)
Lease Liabilities Recognized January 1, 2019	4,729,324

Initial Recognition of ROU assets at application date	5,184,165
Accumulated Depreciation as at application date	(653,935)
Net right-of-use assets recognized at January 1, 2019	4,530,230

4.	ACQUISITIONS

On January 10, 2019, the TSXV approved the Company’s agreement with Emerald Health Bioceuticals, Inc. (“EHB”), an entity with common directors, to form Emerald Health Naturals, Inc. (“Naturals”). The Company will invest $5,000,000 for a 51% ownership of Naturals and EHB will grant Naturals exclusive Canadian distribution right to EHB’s product line for 49% ownership (“Distribution Right”). The Company concluded that it controls Naturals and it has been consolidated, with non-controlling interest booked for the EHB owned portion. Naturals primarily operates in Canada and is focused on developing natural health products that may provide wellness and medical benefits by interacting with the human body’s endocannabinoid system.

The Distribution Right is recorded at its acquisition date fair value. It is an intangible asset, estimated to have an indefinite life because it is expected to generate cash flows indefinitely. As an indefinite life intangible asset, the Distribution Right is not amortized.

EMERALD HEALTH THERAPEUTICS, INC.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended March 31, 2019 and 2018

(Unaudited)

(Expressed in Canadian dollars)

Concurrent with this agreement, Naturals entered into an agreement to acquire assets from GAB Innovations, Inc. (“GAB”) for cash consideration of $340,000. The Company paid $200,000 on closing and the balance is due on January 10, 2020. On the date of acquisition, management concluded that the assets acquired did not include significant processes or outputs, and therefore did not meet the definition of a business under IFRS 3 Business Combinations. As a result, the transaction was accounted for as an asset acquisition.

The total purchase price and the fair value of the net assets of GAB acquired are disclosed below:

Net assets acquired	Asset fair value	Relative fair value
	$	$
3 Natural Product Numbers	90,000	89,259
Plant and Equipment	102,824	101,976
Health Canada NHP Site License	150,000	148,765
	342,824	340,000

As part of the asset acquisition, Naturals acquired a Health Canada Natural Health Product (“NHP”) Site License. An NHP Site Licence is required for any site that manufactures, processes, packages, labels, imports, and/or stores NHPs in Canada. The acquired NHP Site License allowed EHN to start importing and storing NHPs in Q2 2019. This intangible asset was recorded at its acquisition date fair value. This asset has a finite life and will be amortized on a straight-line basis in accordance with the Company’s policy.

5.	ACCOUNTS RECEIVABLE

The Company’s accounts receivable is comprised of:

	March 31	December 31
	2019	2018
	$	$
Goods and services tax refund receivable	2,361,801	2,519,789
Trade receivables	2,013,268	801,756
Other receivables	92,494	257,726
	4,467,563	3,579,271

Accounts receivable are neither impaired nor past due.

EMERALD HEALTH THERAPEUTICS, INC.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended March 31, 2019 and 2018

(Unaudited)

(Expressed in Canadian dollars)

6.	BIOLOGICAL ASSETS

The Company’s biological assets consist of cannabis seeds and cannabis plants. Changes in the Company’s biological assets are as follows:

	March 31	December 31
	2019	2018
	$	$
Carrying amount, beginning of year	1,088,528	114,559
Effect of unrealized changes in fair value of biological assets	718,431	2,818,442
Biological assets purchased	-	3,841
Biological assets sold	-	(133,680)
Transferred to inventory upon harvest	(720,246)	(1,714,634)
Carrying amount, end of period	1,086,713	1,088,528

As at March 31, 2019, included in the carrying amount of biological assets is $28,745 (December 31, 2018 - $28,570) in seeds and $1,057,968 (December 31, 2018 - $1,059,958) in live plants.

The following inputs and assumptions are categorized within Level 3 on the fair value hierarchy, and are subject to volatility and several uncontrollable factors, which could significantly effect the fair value of the biological assets in future periods:

•	plant waste – wastage of plants based on various stages of growth;

•	yield per plant – represents the weighted average grams of dry cannabis expected to be harvested from a cannabis plant, based on historical yields;

•	selling price, less costs to sell – based on estimated selling price per gram of dry cannabis based on historical sales and expected sales;

•	percentage of costs incurred to date compared to the total costs to be incurred (to estimate the fair value of an in-process plant) – represents estimated costs to bring a gram of cannabis from propagation to harvest; and

•	stage of plant growth – represents the weighted average age in of the plant out of the average growing cycle as at period end date.

As at March 31, 2019, on average, the biological assets were 41% complete as to the next expected harvest date, compared to a 39% average stage of completion as at December 31, 2018. The average number of days from the point of propagation to harvest is 126 days.

Biological assets are classified as Level 3 on the fair value hierarchy. Significant unobservable inputs used to fair value biological assets include the Company’s estimate of the yield of cannabis per plant as well as the average selling price per gram less cost to sell. A 5% increase or decrease in the estimated yield of cannabis per plant would result in an increase or decrease in the fair value of biological assets of $25,098 at March 31, 2019 (December 31, 2018 - $52,620). A 5% increase or decrease in the average selling price per gram less cost to sell would result in an increase or decrease in the fair value of the biological assets of $29,681 at March 31, 2019 (December 31, 2018 - $59,579).

EMERALD HEALTH THERAPEUTICS, INC.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended March 31, 2019 and 2018

(Unaudited)

(Expressed in Canadian dollars)

7.	INVENTORY

The Company’s inventory is comprised of:

	March 31	December 31
	2019	2018
	$	$
Dried cannabis	7,429,076	5,778,176
Cannabis oils	1,873,071	337,314
Goods for resale	169,821	1,498
Supplies and consumables	521,160	655,537
	9,993,128	6,772,525

Inventory expensed and included in cost of sales during the period ended March 31, 2019 was $2,704,521 (December 31, 2018 – $3,575,132). The fair value change in biological assets included in cost of goods sold during the period ended March 31, 2019 was $718,431 December 31, 2018 – $158,676).

8.	PLANT AND EQUIPMENT

				Production, Lab
			Leasehold	and Growing		Other
	Land	Buildings	Improvement	Equipment	Computers	Equipment	Total
	$	$	$	$	$	$	$
Costs:

Balance, December 31, 2017	-	-	274,471	992,725	57,881	36,392	1,361,469
Additions	-	6,747,648	1,407,177	1,457,537	138,641	566,928	10,317,931
Acquired Through Verdelite	476,041	5,265,894	-	237,793	73,642	257,753	6,311,123

Balance, December 31, 2018	476,041	12,013,542	1,681,648	2,688,055	270,164	861,073	17,990,523
Additions	-	3,662,182	141,367	921,969	18,252	246,839	4,990,609
Acquired Through Naturals	-	33,984	-	-	3,271	63,553	100,808

Balance, March 31, 2019	476,041	15,709,708	1,823,015	3,610,024	291,687	1,171,465	23,081,940

Accumulated Depreciation:
Balance, December 31, 2017	-	-	79,609	210,653	9,002	30,870	330,134
Additions	-	153,563	75,074	336,932	67,524	61,307	694,400

Balance, December 31, 2018	-	153,563	154,683	547,585	76,526	92,177	1,024,534
Additions	-	65,010	30,844	121,033	21,548	38,104	276,539

Balance, March 31, 2019	-	218,573	185,527	668,618	98,074	130,281	1,301,073

Carrying value:
March 31, 2019	476,041	15,491,135	1,637,488	2,941,406	193,613	1,041,184	21,780,867
December 31, 2018	476,041	11,859,979	1,526,965	2,140,470	193,638	768,896	16,965,989

EMERALD HEALTH THERAPEUTICS, INC.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended March 31, 2019 and 2018

(Unaudited)

(Expressed in Canadian dollars)

9.	INTANGIBLE ASSETS

The Company’s intangible assets continuity is as follows:

		Distribution	Health Canada	Computer
	Patents	Right	License	Software	Total
	$	$	$	$	$
Cost:
Balance, December 31, 2017	-	-	2,922,096	62,135	2,984,231
Acquired through Verdelite	-	-	86,103,549	-	86,103,549
Additions	368,531	-	-	133,032	501,563

Balance, December 31, 2018	368,531	-	89,025,645	195,167	89,589,343
Acquired through Naturals	89,257	4,802,000	148,765	304,303	5,344,325
Additions	173,282	-	-	61,665	234,947
Balance, March 31, 2019	631,070	4,802,000	89,174,410	561,135	95,168,615

		Distribution	Health Canada	Computer
	Patents	Right	License	Software	Total
	$	$	$	$	$
Accumulated amortization:
Balance, December 31, 2017	-	-	87,446	44,930	132,376
Additions	-	-	2,829,015	15,316	2,844,331

Balance, December 31, 2018	-	-	2,916,461	60,246	2,976,707
Additions	-	-	919,948	29,305	949,253
Balance, March 31, 2019	-	-	3,836,409	89,551	3,925,960

		Distribution	Health Canada	Computer
	Patents	Right	License	Software	Total
	$	$	$	$	$
Net book value:
March 31, 2019	631,070	4,802,000	85,338,001	471,584	91,242,655
December 31, 2018	368,531	-	86,109,184	134,921	86,612,636

10.	INVESTMENT IN JOINT VENTURE

On March 30, 2019, Pure Sunfarms exercised its option acquire from Village Farms International, Inc. (“Village Farms”) a second 1.1 million square foot (25 acre) greenhouse (“Delta 2”) adjacent to Pure Sunfarms’ existing 1.1 million square foot greenhouse in Delta, BC. In accordance with the terms of the Pure Sunfarms joint venture agreement, Village Farms is contributing the Delta 2 facility to the joint venture and the Company has committed to contribute an aggregate of $25 million in cash, of which $2.5 million was paid during the three months ended March 31, 2019.

Profits and losses resulting from upstream and downstream transactions between the Company and Pure Sunfarms are recognized in the Financial Statements only to the extent of unrelated investor's interests in the associates. Unrealized gains arising from transactions with the associate are eliminated. Unrealized losses resulting from transactions with the associate are also eliminated, but only to the extent that there is no evidence of impairment.

EMERALD HEALTH THERAPEUTICS, INC.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended March 31, 2019 and 2018

(Unaudited)

(Expressed in Canadian dollars)

The Company’s investment in Pure Sunfarms is as follows:

$
Balance at December 31, 2018	25,660,842
Investment in JV	25,000,000
Transaction costs	290,000
Share of income	5,812,219
Balance at March 31, 2019	56,763,061

Summarized financial information for Pure Sunfarms is set out below:

	March 31	December 31
	2019	2018
	$	$
Non-current assets	101,001,349	67,263,020
Current assets (a)	68,488,991	20,414,439
Total assets	169,490,340	87,677,459

Current liabilities	38,811,079	39,465,718
Non-current liabilities	23,728,152	2,688,273
Total liabilities	62,539,231	42,153,991

(a) includes cash and cash equivalents	7,026,964	2,361,948

	Three months ended	Three months ended
	March 31	March 31
	2019	2018
	$	$
Sales	14,359,432	-
Cost of Sales (b)	5,076,197	-
Gross margin before fair value changes	9,283,235	-

Realized fair value amounts included in inventory sold	8,276,022	-
Change in fair value of biological asset	(16,390,039)	-
Gross margin	17,397,251	-
Selling, general and administrative expenses	1,328,594	554,234
Income (loss) from operations	16,068,658	(554,234)

Other income (loss)	63,857	(49,351)
Income (loss) before taxes	16,132,515	(603,585)

Provision for income taxes	4,704,874	-
Net income (loss)	11,427,641	(603,585)
(b) includes $606,265 of amortization expense

Net Income (loss)	11,427,641	(603,585)
Elimination of transactions with the Company	(809,653)	-
Fair value adjustment	1,006,451	-
Adjusted net income (loss)	11,624,439	(603,585)

50% Share of income (loss) from joint venture	5,812,219	(301,793)

EMERALD HEALTH THERAPEUTICS, INC.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended March 31, 2019 and 2018

(Unaudited)

(Expressed in Canadian dollars)

A reconciliation of the summarized financial information to the carrying amount of the investment in Pure Sunfarms is set out below:

	March 31	December 31
	2019	2018
	$	$
Total net assets of Pure Sunfarms	106,951,109	45,523,468
50% ownership interest held by the Company	53,475,554	22,761,734
2018 cumulative adjustments carried forward	2,669,470	-
Fair value adjustment recognized during the three month period	503,225	3,964,388
Elimination of transactions with the Company during the three month period	(404,827)	(1,294,919)
Transaction costs	519,639	229,639
Carrying amount of the investment	56,763,061	25,660,842

To date, Pure Sunfarms has not issued dividends. As a privately held company, there are no quoted market prices available for the shares of Pure Sunfarms.

11.	RELATED PARTY TRANSACTIONS

With Emerald Health Sciences Inc.

Emerald Health Sciences Inc. (“Sciences”) charged the Company $1,050,000 during the three months ended March 31, 2019 (March 31, 2018 - $1,050,000) for services related to financing, business development, investor relations and acquisition activities, in accordance with the amended management agreement: $562,500 was recognized as research and development costs and $487,500 was recognized as general and administrative fees. Sciences charged the Company $243 during the three months ended March 31, 2019 (March 31, 2018 - $Nil) for invoices paid on behalf of the Company. As of March 31, 2019, the Company owed $368,469 (December 31, 2018 - $502,194) to Sciences, this amount is included in the due to related parties caption on the consolidated statements of financial position and is non-interest bearing. As of March 31, 2019, Sciences owed the Company $31,421 (December 31, 2018 – $31,421) for invoices paid on behalf of Sciences, this amount is included in the due from related parties caption on the consolidated statements of financial position and is non-interest bearing.

As of March 31, 2019, Sciences held an aggregate of 40,434,242 shares, representing 28% (December 31, 2018 – 43,234,242 shares, representing 31%) of the issued and outstanding Common Shares and it held 4,411,764 (December 31, 2018 – 4,411,764) common share purchase warrants of the Company.

With the Company’s joint venture

As of March 31, 2019, Pure Sunfarms owes the Company $2,032,262 (December 31, 2018 - $1,942,329) for expenditures made on behalf of the joint venture. As of March 31, 2019, the Company owes to Pure Sunfarms $2,887,316 (December 31, 2018 - $1,287,082) for inventory, that was paid subsequent to March 31, 2019. These amounts are included in the respective due to and due from related parties captions on the consolidated statements of financial position, and are non-interest bearing. The Company also contributed $13,000,000 in the form of an on-demand loan as described in the Company’s annual consolidated financial statements.

EMERALD HEALTH THERAPEUTICS, INC.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended March 31, 2019 and 2018

(Unaudited)

(Expressed in Canadian dollars)

With a company controlled by the Company’s Executive Chairman

During the year ended December 31, 2017, the Company entered into a 30-year lease with a company (the “Landlord”) that is controlled by Avtar Dhillon, MD, the Executive Chairman of the Company with respect to land in Metro Vancouver, British Columbia on which the Company is constructing its new production facility. During the three months ended March 31, 2019, the Company paid to the Landlord $84,904 (March 31, 2018 - $83,235) in rent and $237 (March 31, 2018 - $Nil) for invoices paid on behalf of the Company. The Landlord was reimbursed by the Company for $158,541 during the three months ended March 31, 2019 (March 31, 2018 - $25,720) for development fees and services related to construction of the Company’s new facility. As of March 31, 2019, the Company owed $166,469 (December 31, 2018 - $502) to the Landlord; this amount is included in the due to related parties caption on the consolidated statements of financial position and is non-interest bearing. As at March 31, 2019, the Company recognized a lease obligation of $3,579,456 relating to the land in Metro Vancouver. This amount is included on the balance sheet under “Lease Liability”.

With a company whose CEO is also a director of the Company

The Company holds 1,666,667 common shares and 1,666,667 common share purchase warrants of Avricore Health Inc, as described in the Company’s annual consolidated financial statements. Naturals holds 3,030,303 common share purchase warrants of Avricore.

Remuneration of directors and key management of the Company

The remuneration awarded to directors and to senior key management including the Executive Chairman, the President, the Chief Executive Officer, the Chief Financial Officer and the Executive Vice President Sales, includes the following expenses recognized during the period:

	For the three months	For the three months
	ended	ended
	March 31 2019	March 31 2018
	$	$
Wage and short-term benefits	245,597	219,420
Share-based payments	357,347	949,773
	602,944	1,169,193

Included in the due to related parties caption on the consolidated statements of financial position at March 31, 2019 is $137,597 (December 31, 2018 - $16,614) due to related parties with respect to key management personnel and expense reimbursements and are non-interest bearing.

EMERALD HEALTH THERAPEUTICS, INC.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended March 31, 2019 and 2018

(Unaudited)

(Expressed in Canadian dollars)

In the event that senior key management employment agreements are terminated by the Company, other than for just cause, such officers are entitled to a minimum severance amount equal to six months of salary.

These transactions are in the normal course of the operations on normal commercial terms and conditions.

12.	SHARE CAPITAL

Authorized

•	Unlimited number of Common Shares without par value
•	Unlimited number of preferred shares without par value, issuable in series

Issued

•	142,861,436 Common Shares (December 31, 2018 – 141,443,116)
•	Nil preferred shares (December 31, 2018 - Nil)

During the three months ended March 31, 2019 the outstanding share capital increased by 1,418,320 Common Shares due to the following transactions:

•	A total of 1,063,320 stock options were exercised ranging in exercise price from $0.175 to $1.51 for gross proceeds of $784,608. A total of 355,000 restricted share units vested and were settled.

Escrowed Common Shares

The shares issued as part of the purchase price of Verdélite are subject to an Escrow Agreement. Under the agreement, 50% of the shares issued to the prior owners of Verdélite remain in escrow until May 1, 2019. As at March 31, 2019, 4,955,947 Common Shares (December 31, 2018 – 4,955,947) were held in escrow. Subsequent to March 31, 2019, the Common Shares were released from escrow (see Note 20).

Share based payments

The Board of Directors has the discretion to determine to whom options will be granted, the number and exercise price of such options and the terms and time frames in which the options will vest and be exercisable. The exercise price of the options must be no less than the closing market price of the Common Shares on the day preceding the grant.

EMERALD HEALTH THERAPEUTICS, INC.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended March 31, 2019 and 2018

(Unaudited)

(Expressed in Canadian dollars)

		Weighted Average
	Number of Options	Exercise Price
		$
Balance at December 31, 2017	9,861,114	1.76
Granted	2,811,000	4.16
Forfeited	(1,367,708)	3.62
Exercised	(1,410,195)	0.85
Balance at December 31, 2018	9,894,211	2.31
Granted	468,000	3.53
Forfeited	(459,178)	0.74
Exercised	(1,063,320)	3.54
Balance at March 31, 2019	8,839,713	2.50

During the three month period ended March 31, 2019, the Company granted 468,000 stock options to employees and consultants. The stock options granted had exercise prices between $2.83 and $3.93, have expiry dates of five years and vest over three years. The weighted average fair value of the stock options granted was $3.53. The weighted average trading share price of the options exercised during the three months ended March 31, 2019 was $3.44.

The fair values of the options granted during the three month periods ended March 31, 2019 and 2018 were determined on the date of the grant using the Black-Scholes option pricing model with the following assumptions:

	March 31	March 31
	2019	2018
Risk free interest rate	1.54% - 1.85%	1.73-1.99
Expected life of options (years)	2.75	3.00
Expected annualized volatility	103.86%-105.68%	80%
Expected dividend yield	Nil	Nil
Weighted average Black-Scholes value of each option	$2.20	$3.01

Volatility was determined by using the historical volatility of the Company. The expected life in years represents the period of time that options granted are expected to be outstanding. The risk-free rate is based on Canada government bonds with a remaining term equal to the expected life of the options.

EMERALD HEALTH THERAPEUTICS, INC.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended March 31, 2019 and 2018

(Unaudited)

(Expressed in Canadian dollars)

Incentive stock options outstanding and exercisable at March 31, 2019 are summarized as follows:

	Outstanding			Exercisable
			Weighted		Weighted
Range of		Remaining	average		average
exercise		contractual	exercise		exercise
prices	Quantity	life (years)	price	Quantity	price
$			$		$
0.175 - 0.43	310,000	1.77	0.36	310,000	0.36
0.44 - 0.50	1,500,000	1.07	0.45	1,500,000	0.45
0.51 - 0.94	996,197	2.50	0.72	917,028	0.72
0.95 - 1.25	838,890	3.17	1.21	505,418	1.20
1.26 - 1.49	321,251	3.21	1.43	142,783	1.42
1.50 - 3.40	1,499,875	4.37	2.98	442,625	2.88
3.41 - 4.23	657,250	4.70	3.77	140,250	3.83
4.24 - 4.25	2,001,250	3.73	4.25	1,028,750	4.25
4.26 - 5.44	365,000	4.36	4.62	97,500	4.66
5.45 - 6.68	350,000	3.91	5.69	175,000	5.69
	8,839,713	3.21	2.50	5,259,354	1.88

The Company recorded share-based compensation expense related to the incentive stock options of $1,837,577 for the three months ended March 31, 2019 (March 31, 2018 – $1,470,224). The expense has been charged to the consolidated statements of loss and comprehensive loss.

Restricted share units

The Board of Directors has the discretion to determine to whom restricted share units (“RSUs”) will be granted, the number granted, and the terms and time frames in which the RSUs will vest and be settled.

EMERALD HEALTH THERAPEUTICS, INC.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended March 31, 2019 and 2018

(Unaudited)

(Expressed in Canadian dollars)

		Weighted average
	Number of	fair value per
	RSUs	unit at issue
		$
Balance at December 31, 2017	825,000	3.73
Granted	5,000	5.67
Balance at December 31, 2018	830,000	3.74
Settled	(355,000)	4.27
Balance at March 31, 2019	475,000	3.36

The Company recorded share-based compensation expense related to the RSUs of $185,037 for the three months ended March 31, 2019 (March 31, 2018 – $483,823) to the consolidated statement of loss and comprehensive loss.

13.	WARRANTS

		Weighted
	Number of	Average
	Warrants	Exercise Price
		$
Balance at December 31, 2017	9,707,677	0.80

Issued in January 2018	3,000,000	6.00
Issued in February 2018	3,000,000	7.00
Issued in May 2018	4,000,000	5.20
Exercised	(8,239,863)	2.65
Expired	(3,056,050)	6.91
Balance at December 31, 2018	8,411,764	2.92

Balance at March 31, 2019	8,411,764	2.92

Expire:
November 2021	4,411,764	0.85
November 2019	4,000,000	5.20
Balance at March 31, 2019	8,411,764	2.92

EMERALD HEALTH THERAPEUTICS, INC.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended March 31, 2019 and 2018

(Unaudited)

(Expressed in Canadian dollars)

14.	FINANCIAL INSTRUMENTS

The classification of the Company’s financial instruments, as well as their carrying amounts and fair values, are as follows:

	March 31 2019		December 31 2018
	Fair Value	Carrying Value	Fair Value	Carrying Value
	$	$	$	$
Financial Assets
FVTPL
Long-term investment	159,795	159,795	282,509	282,509

Amortized cost
Cash and cash equivalents	15,664,718	15,664,718	36,042,090	36,042,090
Accounts receivable	4,467,563	4,467,563	3,579,271	3,579,271
Due from related parties	15,354,413	15,354,413	14,973,749	14,973,749
Refundable deposits	2,196,391	2,196,391	2,196,391	2,196,391

Financial Liabilities
Amortized cost
Accounts payable and accrued liabilities	12,224,377	12,224,377	9,634,464	9,634,464
Current portion of long-term debt	-	-	2,503,064	2,503,064
Deferred payment	22,308,000	22,308,000	22,226,565	22,226,565
Payable to joint venture	22,500,000	22,500,000	-	-
Due to related parties	3,936,398	3,936,398	1,806,393	1,806,393

The carrying value of the cash and cash equivalents, accounts receivable (excluding statutory receivable balances), due from related parties, refundable deposits, accounts payable and accrued liabilities, current portion of long-term debt, deferred payment, payable to joint venture and amounts due to related parties, approximate the fair value because of the short-term nature of these instruments.

Fair value hierarchy – financial instruments recorded at fair value at the statement of financial position dates are classified using the fair value hierarchy, which reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

Level 1 – Valuation based on quoted prices unadjusted in active markets for identical assets or liabilities.

Level 2 – Valuation techniques based on inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 – Valuation techniques using inputs for the asset or liability that are not based on observable market data.

There have been no transfers between fair value levels during the period.

EMERALD HEALTH THERAPEUTICS, INC.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended March 31, 2019 and 2018

(Unaudited)

(Expressed in Canadian dollars)

The Company’s financial instruments that are recorded at fair value are presented in the following table:

	Fair Value Measurement
	Level 1	Level 2	Level 3	Total
	$	$	$	$
As at March 31, 2019

Financial Assets
Long-term investments	100,000	59,795	-	159,795

As at December 31, 2018

Financial Assets
Long-term investments	166,667	115,841	-	282,508

The Company is exposed to varying degrees to a variety of financial instrument related risks:

Currency risk

The Company’s functional and presentation currency is the Canadian dollar and major purchases are transacted in Canadian dollars. As a result, the Company’s exposure to foreign currency risk is minimal.

Credit risk

Credit risk is the risk of an unexpected loss to the Company if a customer or third-party to a financial instrument fails to meet its contractual obligations. The Company’s maximum exposure to credit risk as at March 31, 2019 is the carrying value of its financial assets. The Company’s cash and redeemable short-term investment certificates are largely held in large Canadian financial institutions. The Company does not have any asset backed commercial paper. The Company maintains cash deposits with Schedule A financial institutions, which from time to time may exceed federally insured limits. With regards to receivables, the Company is not exposed to significant credit risk as the Company’s sales are to government bodies or are typically paid at the time of the transaction. The Company provides credit to some of its customers in the normal course of business majority of the trade receivables held are with crown corporations of British Columbia.

Interest rate risk

Interest rate risk is the risk the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Financial assets and liabilities with variable interest rates expose the Company to cash flow interest rate risk. The Company does not hold any financial liabilities with variable interest rates. The Company does maintain bank accounts and redeemable short-term investment certificates which earn interest at variable rates, but it does not believe it is currently subject to any significant interest rate risk.

EMERALD HEALTH THERAPEUTICS, INC.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended March 31, 2019 and 2018

(Unaudited)

(Expressed in Canadian dollars)

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations associated with financial liabilities. As at March 31, 2019, the Company had negative working capital of $12,927,518 (December 31, 2018 – positive working capital of $27,612,457). The Company’s ability to continue as a going concern is dependent on management’s ability to raise required funding through future equity issuances and through short term borrowing. The Company manages its liquidity risk by forecasting cash flows from operations and anticipating any investing and financing activities. Management and the Board of Directors are actively involved in the review, planning and approval of significant expenditures and commitments.

15.	CAPITAL MANAGEMENT

The Company’s objective when managing its capital is to ensure sufficient equity financing to fund its planned operations in a way that maximizes the shareholder return given the assumed risks of its operations. The Company considers shareholders’ equity as capital. Through the ongoing management of its capital, the Company will modify the structure of its capital based on changing economic conditions. In doing so, the Company may issue new shares. Annual budgeting is the primary tool used to manage the Company’s capital. Updates are made as necessary to both capital expenditure and operational budgets in order to adapt to changes in risk factors, proposed expenditure programs and market conditions.

16.	SEGMENTED INFORMATION

Segment reporting is prepared on the same basis that the Company’s President, who is the Company’s CODM, manages the business, makes resource allocation decisions and assesses performance. The Company operates in one reportable segment, being the production and sale of cannabis and in one geographical location, Canada.

	Operating	Other	Total
	$	$	$
For the three months ended March 31, 2019
Sales	2,609,559	-	2,609,559
Interest revenue	70,370	567,940	638,310
Loss from operations	(3,499,383)	(6,418,749)	(9,918,132)
Net (loss) income and comprehensive (loss) income	2,330,611	(5,979,294)	(3,648,683)
Share of income from joint venture	5,812,219	-	5,812,219

For the three months ended March 31, 2018
Sales	370,418	2,800	373,218
Interest revenue	-	250,064	250,064
Loss from operations	(649,332)	(4,263,675)	(4,913,007)
Net loss and comprehensive loss	(951,126)	(4,094,294)	(5,045,420)
Share of loss from joint venture	(301,793)	-	(301,793)

EMERALD HEALTH THERAPEUTICS, INC.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended March 31, 2019 and 2018

(Unaudited)

(Expressed in Canadian dollars)

17.	SALES

A summary of the Company’s sales by product line is provided in the table below:

	For the three	For the three
	months ended	months ended
	March 31, 2019	March 31, 2018
	$	$
Dried Cannabis	2,275,231	152,251
Cannabis Oils	332,527	213,872
Other	1,801	7,095
Total	2,609,559	373,218

During the three months ended March 31, 2019, the Company earned approximately 77% of gross revenues from 3 major customers, one being a crown corporation (March 31, 2018 – $Nil).

18.	GENERAL AND ADMINISTRATIVE EXPENSES

	March 31 2019	March 31 2018
	$	$
Professional, director and consulting fees	1,074,927	1,550,409
Investor relations and media	584,828	347,769
Wages and benefits	1,397,501	381,612
Office and general	1,028,916	256,827
Travel and accommodations	55,308	75,389
Total general and administrative expenses	4,141,480	2,612,006

EMERALD HEALTH THERAPEUTICS, INC.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended March 31, 2019 and 2018

(Unaudited)

(Expressed in Canadian dollars)

19.	LEASES

The Company’s leases consist primarily of land, office space, as well as miscellaneous production and other equipment. Information about the right-of-use assets and associated lease liabilities are seen below.

a)	Right of Use Assets

	ROU - Land use Rights	ROU - Buildings	ROU - Equipment	Total
	$	$	$	$
Costs:
Balance, Applied January 1, 2019	3,634,227	1,371,759	178,179	5,184,165
Additions	-	-	-	-
Disposals	-	-	-	-
Balance, March 31, 2019	3,634,227	1,371,759	178,179	5,184,165

Accumulated Depreciation:
Balance, Applied January 1, 2019	181,711	449,664	22,560	653,935
Amortization During period	30,285	54,744	9,203	94,232
Disposals	-	-	-	-
Balance, December 31, 2018	211,997	504,408	31,763	748,167

Carrying value:
March 31, 2019	3,422,230	867,351	146,416	4,435,998
December 31, 2018	-	-	-	-

b)	Lease Liabilities

The following table reconciles the opening and ending balances of the lease liabilities:

$
Lease Liabilities Recognized at January 1, 2019	4,729,324
Lease Payments	(156,367)
Interest Incurred	88,322
Balance, March 31, 2019	4,661,279

The company expects the following maturities of its undiscounted lease liabilities:

Contractual Undiscounted Cash Flows:

$
Less than one year	648,131
One to Five Years	2,142,053
More than Five Years	7,508,248
Balance, March 31, 2019	10,298,432

EMERALD HEALTH THERAPEUTICS, INC.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended March 31, 2019 and 2018

(Unaudited)

(Expressed in Canadian dollars)

20.	EVENTS AFTER THE REPORTING PERIOD

At the end of the three months ended March 31, 2019, the Company filed a prospectus supplement in connection with an at-the-market equity program (“ATM Program”) that it established with GMP Securities L.P. (the “Agent”). In connection with the ATM Program, the Company entered into an equity distribution agreement with the Agent. The ATM Program allows the Company to issue Common Shares from treasury having an aggregate gross sales price of up to $39 million to the public from time to time, at the Company’s discretion, at the prevailing market price when issued on the TSXV or on any other marketplace for the Common Shares in Canada. The ATM Program is effective until the earlier of April 13, 2021 or completion of the sale of the maximum amount of shares thereunder. Sales of Common Shares will be made through “at-the-market distributions” as defined in National Instrument 44-102 – Shelf Distributions on the TSXV or on any other existing marketplace for the Common Shares in Canada. The Common Shares will be distributed at the prevailing market prices at the time of the sale and, as a result, prices may vary among purchasers and during the period of distribution. Subsequent to March 31, 2019, the Company has issued an aggregate of 2,565,100 common shares for gross proceeds of $10,043,680, with an average price of $3.92.

The Company entered into an agreement with Pure Sunfarms to purchase 25% of its aggregate cannabis production from Delta 3 (Pure Sunfarms’ existing 1.1 million square foot greenhouse) and Delta 2 in 2020, 2021 and 2022.

On May 1, 2019, the Company announced that the vendors of Verdélite had elected to receive $7.5 million of the $22.3 million that they were to receive as the final payment for their shares of Verdélite, in shares of the Company. The shares of the Company were valued on the five-day volume-weighted average price of the common shares of the Company on the TSXV discounted 10%, calculated as of April 30, 2019. Additionally, the 4,955,947 Common Shares that were held in escrow until May 1, 2019, were released to the vendors of Verdélite.

Subsequent to the three months ended March 31, 2019, the Company granted an aggregate of 4,915,000 options to purchase Common Shares, to various employees and consultants, at an average exercise price of $4.15 per share. These options vest over three years and expire after five years. The Company also issued an aggregate of 475,000 restricted share units to various employees and consultants, that vest over two years.